InterOil Announces 2013 First Quarter Financial And Operating Results

PORT MORESBY, Papua New Guinea and HOUSTON, May 13, 2013 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today announced financial and operating results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights and Recent Developments

  On January 24, 2013, the Minister for Petroleum & Energy approved and the DPE registered the transfer of interest in PPL 237 to Pacific Rubiales Energy (PRE) and the related PRE JVOA.  During the quarter, an application was submitted for a Petroleum Retention License over the Triceratops discovery. On March 13, 2013, the Farm-In Agreement with PRE was completed.
  On March 1, 2013, InterOil announced that its advisors have informed the Company that several bids to partner with InterOil in its Gulf LNG project have been received. Our investment banking advisors and the Company are in final discussions with multiple parties, including major oil companies and a national oil company, each of whom we believe, if chosen, would satisfy the PNG government's objectives.
  With the success of the Triceratops gas discovery and the better than expected results of the Antelope-3 well, we have had discussions with the DPE on our forward focus and priorities. To progress development of our core assets, we applied for variations to modify the well commitments for PPL 236 and PPL 238.  On March 28, 2013, the Minister for Petroleum & Energy approved and the DPE registered the deferral of the well commitments for PPL 236 and PPL 238.
  Net profit for the quarter ended March 31, 2013 was $4.0 million, compared with a profit of $9.4 million for the same period in 2012, a decrease of $5.4 million.  The operating segments of Corporate, Midstream Refining and Downstream collectively returned a net profit for the quarter of $18.5 million.  Investments in the development segments of Upstream and Midstream Liquefaction yielded a net loss of $14.5 million for an aggregate net profit of $4.0 million.

InterOil's Chairman and Interim CEO Dr. Gaylen Byker commented, "InterOil management and the Board are firmly committed to all of our stakeholders. My mandate as Chairman is to drive the LNG partner selection process to conclusion while maximizing value for all. We believe that our partnering process puts us in an advantageous position. We all look forward to working with a qualified LNG partner, in a fashion that balances the interests of all stakeholders and satisfies the objectives of the PNG government. We are excited to be at the final stage in this process."

Group Financial Results

InterOil recorded a net profit for the quarter ended March 31, 2013 of $4.0 million, compared with a profit of $9.4 million for the same period in 2012, a decrease of $5.4 million. The operating segments of Corporate, Midstream Refining and Downstream collectively returned a net profit for the quarter of $18.5 million. Investments in the development segments of Upstream and Midstream Liquefaction yielded a net loss of $14.5 million for an aggregate net profit of $4.0 million.

EBITDA for the quarter ended March 31, 2013 was $18.0 million, a decrease of $9.5 million compared to EBITDA of $27.5 million for the same period in 2012, the decrease was mainly due to a $15.6 million negative variance in foreign exchange due to a weakening Kina versus the U.S. Dollar in the current period compared to a strengthening Kina versus the U.S. Dollar in the same period in 2012. The swing in foreign exchange was partially offset by $6.9 million reduction in exploration expense compared to the 2012 first quarter.

Total revenues for the quarter ended March 31, 2013 were $350.3 million compared with $338.2 million for the same period in 2012. This increase in the quarter ended March 31, 2013 compared to the same period in 2012 was primarily due to higher sales volumes made during the quarter. The total volume of all products sold by us was 2.4 million barrels for the quarter ended March 31, 2013, compared with 2.2 million barrels in first quarter of 2012.

Business Segment Results

Upstream – On January 24, 2013, the DPE approved and registered the transfer of interest in PPL 237 to PRE and the related PRE JVOA. During the quarter, an application was submitted for a Petroleum Retention License over the Triceratops discovery. On March 13, 2013, the Farm-In Agreement with PRE was completed and we received a completion settlement from PRE of $56.0 million on March 24, 2013.

Additionally, on January 24, 2013, we completed the logging program on the Antelope-3 well. Conventional wireline logs (porosity, resistivity and sonic) were acquired in addition to formation imaging, vertical well bore seismic and rotary sidewall coring was conducted. Production logging was completed and the well suspended for future completion as a production well. Our Rig#2 remains on location at the Antelope-3 well site, and is undergoing inspection and partial refurbishment in preparation for mobilization to the next location.

At PRL 15, during the quarter, the DPE approved our JVOA relating to operations in PRL 15. As of March 31, 2013, our Rig #3 remains in position on Elk-3 well. Certification of the rig was granted by the DPE on January 3, 2013, and the rig is currently on stand-by status with a minimum crew.

Proposed well locations have been selected for the Tuna and Wahoo prospects. Potential exploration well locations for future lease obligation wells were selected following completion of seismic acquisition, processing and mapping. However, with the success of the Triceratops gas discovery and the better than expected results of the Antelope-3 well, we have had discussions with the DPE on our forward focus and priorities. To progress development of our core assets, we applied for variations to modify the well commitments for PPL 236 and PPL 238. On March 28, 2013, the DPE approved the deferral of the well commitments for PPL 236 and PPL 238.

During the quarter, discussions were held with Oil Search Limited (OSH: AX), which holds exploration acreage adjacent to PPL 237. These discussions relate to access within PPL 237 for a joint seismic program over both licenses with a tie to the Triceratops structure. It was agreed that we will conduct the joint seismic program which will be fully funded by Oil Search. The resulting data will be shared and separately analysed.

The Upstream segment realized a net loss of $13.8 million in the quarter ended March 31, 2013 (2012 – $17.2 million). The reduction in the loss for the quarter ended March 31, 2013 by $3.4 million compared to the same period of 2012 was mainly due to a $6.9 million decrease in exploration costs incurred for seismic activity on PPL 236. This decrease has been partially offset by a $2.5 million increase on intercompany interest charges due to an increase in inter-company loan balances provided to fund exploration and development activities, and a $1.7 million decrease in other non-allocated revenues due to lower recovery of expenses related to construction and drilling related activities.

Midstream Refining – Total refinery throughput for the quarter ended March 31, 2013 was 27,525 barrels per operating day, compared with 23,759 barrels per operating day during the quarter ended March 31, 2012.

Capacity utilization of the refinery for the quarter ended March 31, 2013, based on 36,500 barrels per day operating capacity, was 74% compared with 55% for quarter ended March 31, 2012. During the quarters ended March 31, 2013 and 2012, our refinery was shut down for 1 day and 15 days, respectively, for general maintenance activities.

The Midstream - Refining segment generated a net profit of $5.9 million in the quarter ended March 31, 2013 (2012 - $11.3 million). The decrease in profit resulted from a $7.1 million increase in foreign exchange losses, mainly due to the weakening of Kina against the USD. This however has been partially offset by a $1.8 million increase in gross margin due to higher margins earned from export sales, a decrease in standard cost per barrel throughput due to increased number of operating days, and increased crack spreads for IPP priced domestic sales.

Midstream Liquefaction –Since notification that the National Executive Committee had conditionally approved our LNG development project in the Gulf Province, InterOil has received multiple bids to partner on an LNG project and the development of the Elk and Antelope fields. Our investment banking advisors and the Company are in final discussions with multiple parties, including major oil companies and a national oil company, each of whom we believe, if chosen, would satisfy the PNG government's objectives.

The Midstream Liquefaction segment had a net loss of $0.7 million during the quarter ended March 31, 2013 (2012 –$2.0 million). The reduction in net loss from 2012 was mainly due to reduced activity until the sell down process is completed.

Downstream – The PNG economy slowed slightly in the first quarter of 2013 as the construction phase of the Exxon Mobil led PNG LNG project nears completion, and the construction contractors complete their projects. Total sales volumes for the first quarter ended March 31, 2013, were 183.7 million litres (March 2012 – 188.9 million litres), a decrease of 5.2 million litres, or 2.7% over the same period in 2012.

Our retail business accounted for approximately 15% of our total downstream sales in the first quarter of 2013 (March 2012 – 14%). We continue to invest in new forecourt technology and in new retail fuel distribution systems. During the quarter, we re-opened a completely refurbished retail site after it was purchased from a dealer.

The Downstream segment generated a net profit of $6.0 million in the quarter ended March 31, 2013 (2012 – $13.2 million). The decreased profit was mainly due to a $8.9 million decrease in foreign exchange gains, primarily due to the one off transfer foreign exchange gains of $7.8 million previously included in Other Comprehensive Income to the profit and loss upon partial repayment of intercompany loans during the quarter ended March 31, 2012. In addition, we experienced a $3.0 million decrease in gross profit margin due to the impact of a decreasing price environment, which lead to lower margins on inventories sold. These decreases in profit have been partially offset by a $3.3 million decrease in income tax expense.

Corporate – The Corporate segment generated a net profit of $7.3 million (2012 – $6.3 million). The improvement over the same period in 2012 was primarily due to a $0.6 million increase in interest charges to other business segments relating to increased intercompany loan balances and a $0.7 million decrease in income tax expense.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters
Quarters ended ($ thousands except per share data)	2013	2012				2011
	Mar-13	Dec-31 (2)	Sep-30 (2)	Jun-30 (2)	Mar-31 (2)	Dec-31 (2)	Sep-30 (2)	Jun-30 (2)
Upstream	1,862	4,136	2,216	1,727	2,284	1,891	2,645	4,638
Midstream – Refining	305,172	301,925	274,671	236,006	302,310	237,640	231,455	262,111
Midstream – Liquefaction (2)	-	-	-	-	-	-	-	-
Downstream	208,046	220,512	201,749	223,620	218,974	209,678	186,304	191,431
Corporate	34,923	37,552	26,880	24,742	24,757	21,831	25,078	26,548
Consolidation entries	(199,672)	(207,686)	(178,652)	(186,991)	(210,174)	(181,428)	(163,584)	(180,945)
Total revenues	350,331	356,439	326,864	299,104	338,151	289,612	281,898	303,783
Upstream	(1,311)	(873)	956	(5,730)	(6,374)	665	(6,169)	593
Midstream – Refining	12,701	12,370	13,417	(42,647)	18,933	2,604	3,461	27,967
Midstream – Liquefaction (2)	(123)	192	11	672	(1,410)	(4,129)	(3,608)	(4,041)
Downstream	10,062	12,258	9,275	11,102	21,414	6,808	3,570	5,777
Corporate	10,044	14,133	9,841	9,975	9,188	10,134	1,548	13,940
Consolidation entries	(13,418)	(12,199)	(14,503)	(9,871)	(14,216)	(11,280)	(10,263)	(5,269)
EBITDA (1)	17,955	25,881	18,997	(36,499)	27,535	4,802	(11,461)	38,967
Upstream	(13,774)	(13,081)	(10,936)	(15,532)	(17,244)	(9,402)	(15,080)	(6,703)
Midstream – Refining	5,855	13,401	5,358	(32,969)	11,320	15,684	(1,201)	17,314
Midstream – Liquefaction	(681)	(394)	(573)	93	(1,969)	(4,574)	(3,980)	(4,309)
Downstream	6,005	7,716	5,626	6,045	13,195	3,621	1,146	2,306
Corporate	7,342	10,519	7,849	8,445	6,270	7,616	(473)	11,275
Consolidation entries	(744)	384	(1,988)	2,205	(2,136)	252	(190)	3,657
Net profit/(loss)	4,003	18,545	5,336	(31,713)	9,436	13,197	(19,778)	23,540
Net profit/(loss) per share (dollars)
Per Share – Basic	0.08	0.38	0.11	(0.66)	0.20	0.27	(0.41)	0.49
Per Share – Diluted	0.08	0.38	0.11	(0.66)	0.19	0.27	(0.41)	0.48

(1) EBITDA is a non-GAAP measure, please refer to "Non-GAAP EBITDA Reconciliation" in this press release.

(2) Revised to effect the transition to IFRS 11- Joint arrangements, refer to Note 2(c)(ii) of our Condensed Consolidated Interim Financial Statements for further details. Note that the share of net loss of joint venture partnership accounted for using the equity method above consists of the Company's share of depreciation expense incurred by the PNG LNG joint venture, which were included in the EBITDA calculation.

Balance Sheet and Liquidity

InterOil closed the quarter ending March 31, 2013, with cash, cash equivalents and cash restricted totaling $107.4 million (March 31, 2012 - $81.1 million), of which $38.9 million is restricted (March 31, 2012 - $41.3 million).

We also had aggregate working capital facilities at March 31, 2013, of $305.5 million, with $70.8 million available for use in our Midstream Refining operations, and $64.3 million available for use in our Downstream operations.

The Company is managing its gearing levels by maintaining the debt-to-capital ratio (debt/(shareholders' equity + debt)) at 50% or less. Our debt-to-capital ratio was 19% on March 31, 2013 from 13% a year ago.

InterOil has no obligation to execute exploration activities within a set timeframe and therefore has the ability to select the timing of these activities as long as the minimum license commitments in relation to the Company's PPLs and Petroleum Retention Licenses ("PRL") are met.

Summary of Debt Facilities

Summarized below are the debt facilities available to us and the balances outstanding as at March 31, 2013.

Organization	Facility	Balance outstanding March 31, 2013	Effective interest rate	Maturity date
ANZ, BSP and BNP syndicated secured loan facility	$100,000,000	$100,000,000	6.79%	November 2017
BNP working capital facility	$240,000,000	$33,118,821(1)	2.61%	See detail below
Westpac PGK working capital facility facility	$42,075,000	$1,178,475	9.50%	November 2014
BSP PGK working capital facility	$23,375,000	-	9.45%	August 2013
Westpac secured loan	$12,857,000	$10,714,000	4.62%	September 2015
2.75% convertible notes	$70,000,000	$70,000,000	7.91%(3)	November 2015
Mitsui unsecured loan (2)	$11,912,297	$11,912,297	6.20%	See detail below

(1) Excludes letters of credit totaling $136.1 million, which reduces the available borrowings under the facility to $70.8 million at March 31, 2013.

(2) Facility is to fund our share of the Condensate Stripping Project costs as they are incurred pursuant to the CSP JVOA with Mitsui.

(3) Effective rate after bifurcating the equity and debt components of the $70 million principal amount of 2.75% convertible senior notes due 2015.

NON-GAAP EBITDA Reconciliation

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyze operating performance. EBITDA does not have a standardized meaning prescribed by GAAP (i.e., IFRS) and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with IFRS. Further, EBITDA is not a measure of cash flow under IFRS and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under IFRS, refer to the following table.

Quarters ended ($ thousands)	2013	2012				2011
	Mar-31	Dec-31 (1)	Sep-30 (1)	Jun-30 (1)	Mar-31 (1)	Dec-31 (1)	Sep-30 (1)	Jun-30 (1)
Upstream	(1,311)	(873)	956	(5,730)	(6,374)	665	(6,169)	593
Midstream – Refining	12,701	12,370	13,417	(42,647)	18,933	2,604	3,461	27,967
Midstream – Liquefaction (1)	(123)	192	11	672	(1,410)	(4,129)	(3,608)	(4,041)
Downstream	10,062	12,258	9,275	11,102	21,414	6,808	3,570	5,777
Corporate	10,044	14,133	9,841	9,975	9,188	10,134	1,548	13,940
Consolidation Entries	(13,418)	(12,199)	(14,503)	(9,871)	(14,214)	(11,280)	(10,263)	(5,270)
Earnings before interest, taxes, depreciation and amortization	17,955	25,881	18,997	(36,499)	27,537	4,802	(11,461)	38,966
Subtract:
Upstream	(11,941)	(11,734)	(11,438)	(10,517)	(9,408)	(8,712)	(7,806)	(7,142)
Midstream – Refining	(2,454)	(11,390)	(1,654)	(2,011)	(2,771)	(3,285)	(2,494)	(2,211)
Midstream – Liquefaction	(558)	(586)	(584)	(579)	(559)	(445)	(372)	(268)
Downstream	(422)	(337)	(394)	(909)	(1,233)	(1,170)	(1,233)	(1,116)
Corporate	(1,600)	(1,601)	(1,540)	(1,535)	(1,510)	(1,498)	(1,477)	(1,641)
Consolidation Entries	12,642	12,552	12,482	12,044	12,045	11,500	10,041	8,894
Interest expense	(4,333)	(13,096)	(3,128)	(3,507)	(3,436)	(3,610)	(3,341)	(3,484)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	(1,270)	16,574	(3,484)	14,580	(1,948)	19,243	678	(5,677)
Midstream – Liquefaction	-	-	-	-	-	-	-	-
Downstream	(2,455)	(3,070)	(1,791)	(2,907)	(5,746)	(595)	(297)	(1,449)
Corporate	(196)	(1,330)	177	535	(880)	(493)	(195)	(629)
Consolidation Entries	-	-	-	-	-	-	-	-
Income taxes	(3,921)	12,174	(5,098)	12,208	(8,574)	18,155	186	(7,755)
Upstream	(522)	(474)	(454)	715	(1,462)	(1,355)	(1,105)	(154)
Midstream – Refining	(3,122)	(4,153)	(2,921)	(2,891)	(2,894)	(2,878)	(2,846)	(2,764)
Midstream – Liquefaction (1)	-	-	-	-	-	-	-	-
Downstream	(1,180)	(1,135)	(1,464)	(1,241)	(1,240)	(1,422)	(894)	(906)
Corporate	(906)	(683)	(629)	(530)	(528)	(527)	(349)	(395)
Consolidation Entries	32	31	33	32	33	32	32	32
Depreciation and amortisation	(5,698)	(6,414)	(5,435)	(3,915)	(6,091)	(6,150)	(5,162)	(4,187)
Upstream	(13,774)	(13,081)	(10,936)	(15,532)	(17,244)	(9,402)	(15,080)	(6,703)
Midstream – Refining	5,855	13,401	5,358	(32,969)	11,320	15,684	(1,201)	17,314
Midstream – Liquefaction	(681)	(394)	(573)	93	(1,969)	(4,574)	(3,980)	(4,309)
Downstream	6,005	7,716	5,626	6,045	13,195	3,621	1,146	2,306
Corporate	7,342	10,519	7,849	8,445	6,270	7,616	(473)	11,275
Consolidation Entries	(744)	384	(1,988)	2,205	(2,136)	252	(190)	3,657
Net profit/(loss) per segment	4,003	18,545	5,336	(31,713)	9,436	13,197	(19,778)	23,540

(1) Revised to effect the transition to IFRS 11- Joint arrangements, refer to Note 2(c)(ii) of our Condensed Consolidated Interim Financial Statements for further details. Note that the share of net loss of joint venture partnership accounted for using the equity method above consists of the Company's share of interest on depreciation expense incurred by the joint venture, which were included in the EBITDA calculation.

InterOil Corporation
Consolidated Income Statements
(Unaudited, Expressed in United States dollars)

	Quarter ended

	March 31,	March 31,
	2013	2012
	$	$ (revised)*

Revenue
Sales and operating revenues	349,323,775	335,318,921
Interest	15,003	173,788
Other	992,226	2,657,229
	350,331,004	338,149,938

Changes in inventories of finished goods and work in progress	13,107,848	(13,673,345)
Raw materials and consumables used	(327,866,604)	(287,662,370)
Administrative and general expenses	(8,465,554)	(9,238,846)
Derivative losses	(470,955)	(418,024)
Legal and professional fees	(1,815,875)	(1,123,645)
Exploration costs, excluding exploration impairment (note 6)	(449,505)	(7,363,401)
Finance costs	(5,336,234)	(4,678,500)
Depreciation and amortization	(5,698,142)	(6,091,266)
Gain on conveyance of oil and gas properties (note 6)	500,071	-
Loss on available-for-sale investment (note 7)	(340,045)	-
Foreign exchange (losses)/gains	(5,476,146)	10,119,333
Share of net loss of joint venture partnership accounted for using the equity method (note 14)	(96,051)	(10,240)
	(342,407,192)	(320,140,304)
Profit before income taxes	7,923,812	18,009,634

Income taxes
Current tax expense	(3,829,598)	(6,216,862)
Deferred tax expense	(91,496)	(2,356,492)
	(3,921,094)	(8,573,354)

Profit for the period	4,002,718	9,436,280

Profit is attributable to:
Owners of InterOil Corporation	4,002,718	9,436,280
	4,002,718	9,436,280

Basic profit per share	0.08	0.20
Diluted profit per share	0.08	0.19
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,612,015	48,149,076
Diluted (Expressed in number of common shares)	49,284,136	49,216,450

See accompanying notes to the consolidated financial statements
* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

InterOil Corporation
Consolidated Balance Sheets
(Unaudited, Expressed in United States dollars)

		As at

	March 31,	December 31,	March 31,
	2013	2012	2012
	$	$ (revised) *	$ (revised) *

Assets
Current assets:
Cash and cash equivalents	68,461,627	49,720,680	39,877,362
Cash restricted	27,256,734	37,340,631	34,988,570
Trade and other receivables	150,718,608	161,578,481	121,581,726
Derivative financial instruments	372,938	233,922	729,174
Other current assets	2,333,691	832,869	584,295
Inventories (note 5)	207,979,187	194,871,339	157,398,454
Prepaid expenses	6,043,515	8,517,340	3,524,719
Total current assets	463,166,300	453,095,262	358,684,300
Non-current assets:
Cash restricted	11,670,536	11,670,463	6,280,432
Plant and equipment	253,122,122	255,031,257	248,032,751
Oil and gas properties (note 6)	544,934,617	510,669,431	406,477,789
Deferred tax assets	62,399,028	63,526,458	35,275,566
Other non-current receivables (note 11)	29,700,534	5,000,000	-
Investments accounted for using the equity method (note 14)	-	-	-
Available-for-sale investments (note 7)	3,587,901	4,304,176	7,039,394
Total non-current assets	905,414,738	850,201,785	703,105,932
Total assets	1,368,581,038	1,303,297,047	1,061,790,232
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	224,733,505	178,313,483	85,209,291
Income tax payable	15,583,344	11,977,681	10,376,661
Derivative financial instruments	9,913	-	-
Working capital facilities (note 8)	34,297,296	94,290,479	31,277,763
Unsecured loan and current portion of secured loans (note 9)	31,379,982	31,383,115	23,679,023
Current portion of Indirect participation interest (note 10)	15,246,397	15,246,397	540,002
Total current liabilities	321,250,437	331,211,155	151,082,740
Non-current liabilities:
Secured loans (note 9)	87,495,705	89,446,137	36,807,153
2.75% convertible notes liability	59,930,967	59,046,581	56,470,958
Deferred gain on contributions to LNG project (note 14)	5,287,152	5,191,101	4,711,155
Indirect participation interest (note 10)	14,282,001	16,405,393	34,134,840
Other non-current liabilities (note 11)	96,000,000	20,961,380	-
Asset retirement obligations	4,983,064	4,978,334	4,797,193
Total non-current liabilities	267,978,889	196,028,926	136,921,299
Total liabilities	589,229,326	527,240,081	288,004,039
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 12)	931,990,521	928,659,756	909,155,368
Authorized - unlimited
Issued and outstanding - 48,652,640
(Dec 31, 2012 - 48,607,398)
(Mar 31, 2012 - 48,169,071)
2.75% convertible notes	14,298,036	14,298,036	14,298,036
Contributed surplus	32,632,412	21,876,853	25,986,833
Accumulated Other Comprehensive Income	22,389,537	25,032,953	30,324,017
Conversion options (note 10)	-	12,150,880	12,150,880
Accumulated deficit	(221,958,794)	(225,961,512)	(218,128,941)
Total equity attributable to owners of InterOil Corporation	779,351,712	776,056,966	773,786,193
Total liabilities and equity	1,368,581,038	1,303,297,047	1,061,790,232
See accompanying notes to the consolidated financial statements
* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

InterOil Corporation
Consolidated Statements of Cash Flows
(Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2013	2012
	$	$ (revised) *

Cash flows generated from (used in):

Operating activities
Net profit for the period	4,002,718	9,436,280
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	5,698,142	6,091,266
Deferred tax	1,127,430	(1,199,684)
Gain on conveyance of exploration assets	(500,071)	-
Accretion of convertible notes liability	884,386	833,328
Amortization of deferred financing costs	189,435	55,987
Timing difference between derivatives recognized
and settled	(129,103)	(145,191)
Stock compensation expense, including restricted stock	2,506,982	1,602,920
Accretion of asset retirement obligation liability	89,208	82,774
Loss on Flex LNG investment	340,045	-
Share of net loss of joint venture partnership accounted for
using the equity method	96,051	10,240
Unrealized foreign exchange loss	167,774	302,432
Change in operating working capital
(Increase)/decrease in trade and other receivables	(15,816,189)	11,723,760
(Decrease)/increase in unrealised hedge gains	-	-
Decrease in other current assets and prepaid expenses	973,003	2,230,631
(Increase)/decrease in inventories	(15,303,322)	11,833,220
Increase/(decrease) in trade and other payables	56,256,930	(71,348,790)
Net cash generated from/(used in) operating activities	40,583,419	(28,490,827)

Investing activities
Expenditure on oil and gas properties	(38,386,230)	(45,518,055)
Proceeds from IPI cash calls	2,188,613	2,433,804
Expenditure on plant and equipment	(3,789,007)	(8,092,639)
Maturity of short term treasury bills	-	11,832,110
Decrease/(increase) in restricted cash held as security on
borrowings	10,083,824	(2,018,239)
Change in non-operating working capital
(Decrease)/increase in trade and other payables	(5,799,120)	8,453,361
Net cash used in investing activities	(35,701,920)	(32,909,658)

Financing activities
Proceeds from Westpac secured loan	-	15,000,000
Repayments of Westpac secured loan	(2,143,000)	-
Proceeds from Pacific Rubiales Energy for interest in PPL237	76,000,000	-
(Repayments of)/proceeds from working capital facility	(59,993,183)	14,797,260
Proceeds from issue of common shares, net of transaction costs	-	1,913,421
Net cash generated from financing activities	13,863,817	31,710,681

Increase/(decrease) in cash and cash equivalents	18,745,316	(29,689,804)
Cash and cash equivalents, beginning of period	49,720,680	68,575,269
Exchange (losses)/gains on cash and cash equivalents	(4,369)	991,897
Cash and cash equivalents, end of period	68,461,627	39,877,362
Comprising of:
Cash on Deposit	33,206,412	13,695,498
Short Term Deposits	35,255,215	26,181,864
Total cash and cash equivalents, end of period	68,461,627	39,877,362

See accompanying notes to the consolidated financial statements
* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea. InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone:+1-281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular further seismic-related exploration activities, development activities, the ability to attract a strategic LNG partner and complete the LNG partnering process and the timing of such process, the construction and development of the proposed LNG project, the characteristics of our properties, the ability to commercially develop our resources, anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to obtain financing on acceptable terms, the ability to identify drilling locations and the ability to develop reserves and production through development and exploration activities. Statements relating to 'resources' are forward looking, as they involve the applied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities estimated. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments, the terms of agreements with its joint venture partners and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.